Exhibit 99.2

SOL-GEL TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

SOL-GEL TECHNOLOGIES LTD.

UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

The amounts are stated in U.S. dollars in thousands, except share and per share data

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	December 31,	June 30,
	2020	2021
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$7,122	$11,152
Bank deposits	21,400	20,900
Marketable securities	21,652	6,830
Receivables from collaborative arrangements	2,153	956
Prepaid expenses and other current assets	1,074	1,556
TOTAL CURRENT ASSETS	53,401	41,394

NON-CURRENT ASSETS:
Restricted long-term deposits and cash	1,293	1,291
Property and equipment, net	1,817	1,397
Operating lease right-of-use assets	1,896	1,579
Funds in respect of employee rights upon retirement	754	744
TOTAL NON-CURRENT ASSETS	5,760	5,011

TOTAL ASSETS	$59,161	$46,405
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable	$1,203	$1,345
Other accounts payable	4,088	3,164
Current maturities of operating leases liabilities	673	649
TOTAL CURRENT LIABILITIES	5,964	5,158

LONG-TERM LIABILITIES -
Operating leases liabilities	1,299	958
Liability for employee rights upon retirement	1,049	1,042
TOTAL LONG-TERM LIABILITIES	2,348	2,000
COMMITMENTS
TOTAL LIABILITIES	8,312	7,158

SHAREHOLDERS' EQUITY:
Ordinary Shares, NIS 0.1 par value – authorized: 50,000,000 as of December 31, 2020 and June 30, 2021; issued and outstanding: 23,000,782 and 23,029,951 as of December 31, 2020 and June 30, 2021, respectively.	635	635
Additional paid-in capital	231,577	232,071
Accumulated deficit	(181,363)	(193,459)
TOTAL SHAREHOLDERS' EQUITY	50,849	39,247
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$59,161	$46,405

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Six months ended June 30		Three months ended June 30
	2020	2021	2020	2021
COLLABORATION REVENUES	$4,598	$1,629	$1,133	$928
RESEARCH AND DEVELOPMENT EXPENSES	14,381	9,399	6,451	6,933
GENERAL AND ADMINISTRATIVE EXPENSES	4,994	4,496	2,233	2,037
TOTAL OPERATING LOSS	14,777	12,266	7,551	8,042
FINANCIAL INCOME, net	(597)	(170)	(481)	(9)
LOSS FOR THE PERIOD	$14,180	$12,096	$7,070	$8,033
BASIC AND DILUTED LOSS PER ORDINARY SHARE	$0.64	$0.53	$0.31	$0.35
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	22,143,099	23,016,104	22,920,557	23,028,508

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amounts	Amounts
BALANCE AS OF JANUARY 1, 2020	20,402,800	561	203,977	(152,073)	52,465
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2020:
Loss for the period				(14,180)	(14,180)
Issuance of shares and warrants through public offering, net of issuance costs	2,091,907	61	21,245		21,306
Issuance of shares and warrants through private placement from the controlling shareholder	454,628	13	4,987		5,000
Vesting of restricted shares units	19,166	*	*		*
Exercise of options	28,447	*	151		151
Share-based compensation			779		779
BALANCE AT JUNE 30, 2020	22,996,948	635	231,139	(166,253)	65,521

BALANCE AS OF JANUARY 1, 2021	23,000,782	635	231,577	(181,363)	50,849
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2021:
Loss for the period				(12,096)	(12,096)
Vesting of restricted shares units	15,333	*	*
Exercise of options	13,836	*	83		83
Share-based compensation			411		411
BALANCE AT JUNE 30, 2021	23,029,951	635	232,071	(193,459)	39,247

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amounts	Amounts
BALANCE AS OF APRIL 1, 2020	22,514,488	$622	$225,693	$(159,183)	$67,132
CHANGES DURING THE THREE MONTHS ENDED JUNE 30, 2020:
Loss for the period				(7,070)	(7,070)
Issuance of shares and warrants through private placement from the controlling shareholder	454,628	13	4,987		5,000
Vesting of restricted shares units	3,833	*	*		*
Exercise of options	23,999	*	144		144
Share-based compensation			315		315
BALANCE AT JUNE 30, 2020	22,996,948	$635	$231,139	$(166,253)	$65,521

BALANCE AS OF APRIL 1, 2021	23,028,264	635	231,849	(185,426)	47,058
CHANGES DURING THE THREE MONTHS ENDED JUNE 30, 2021:
Loss for the period				(8,033)	(8,033)
Exercise of options	1,687	*	9		9
Share-based compensation			213		213
BALANCE AT JUNE 30, 2021	23,029,951	635	232,071	(193,459)	39,247

* less than $1 thousand.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Six months ended June 30
	2020	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss	$(14,180)	$(12,096)
Adjustments required to reconcile loss to net cash used in operating activities:
Depreciation	470	474
Changes in accrued liability for employee rights upon retirement, net	17	3
Share-based compensation	779	411
Financial expenses (income), net	(14)	15
Net changes in operating leases	(30)	(48)
Changes in fair value of marketable securities	76	(59)
Changes in operating asset and liabilities:
Receivables from collaborative arrangements	2,949	1,197
Prepaid expenses and other current assets	(201)	(482)
Accounts payable, accrued expenses and other	553	(782)
Net cash used in operating activities	(9,581)	(11,367)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(358)	(54)
Investment in marketable securities	(19,640)	(4,065)
Proceeds from sales and maturity of marketable securities	19,852	18,946
Short-term deposits	(19,900)	500
Long-term deposits	(12)	2
Net cash provided by (used in) investing activities	(20,058)	15,329
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceed from exercise of options	151	83
Proceeds from issuance of shares, net of issuance costs	26,306	-
Net cash provided by financing activities	26,457	83
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	14	(15)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(3,168)	4,030
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF THE PERIOD	9,762	8,272
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE PERIODS	$6,594	$12,302
Cash and Cash equivalents	5,444	11,152
Restricted cash	1,150	1,150
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH SHOWN IN STATEMENT OF CASH FLOWS	6,594	12,302
SUPPLEMENTARY INFORMATION:
Interest received	628	582

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 1 - NATURE OF OPERATIONS

Sol-Gel Technologies Ltd. (collectively with its U.S. subsidiary, the Company) is an Israeli Company incorporated in 1997.

The Company is a clinical stage specialty pharmaceutical company focused on developing and commercializing topical dermatological drug products. The Company’s lead product candidates are based upon its proprietary microencapsulation delivery system, consisting of microcapsules made of precipitated silica. The most advanced investigational drugs in the Company's product pipeline are: (i) Twyneo®, which is developed for the treatment of acne vulgaris and (ii) Epsolay®, a potential treatment for subtype II rosacea. The New Drug Application ("NDA") for Twyneo® was accepted by the U.S. Food and Drug Administration (the “FDA”), which assigned a Prescription Drug User Fee Act ("PDUFA") goal date of August 1, 2021. The NDA for Epsolay® was accepted by the FDA, which assigned a PDUFA goal date of April 26, 2021. On such PDUFA goal date, the Company received confirmation from the FDA that action on the NDA could not be taken since a pre-approval inspection of the production site of Epsolay® still needs to be conducted. In June 2021, the Company entered into two exclusive license agreements with a third party for the commercialization of Twyneo® and Epsolay®, in the United States, see note 5. On July 27, 2021, the Company announced that the FDA approved the drug product, Twyneo®, see note 9. In addition to the novel product candidates, the Company’s products include the generic products Acyclovir, Ivermectin and other generic product candidates.

Risk and Uncertainties

Since incorporation through June 30, 2021, the Company has an accumulated deficit of $193,459 and its activities have been funded mainly by its shareholders and collaboration revenues, see also Notes 4 and 5. The Company expects to continue to incur significant research and development and other costs related to its ongoing operations. In June 2021, the Company entered into two exclusive license agreements with a third party for the commercialization of two of the Company's most advanced investigational drug products in the United States including upfront and milestone payments and related royalties, see note 5.

In addition, management is continuing to analyze cash resources and considering raising additional funding from different sources, such as corporate collaborations, public or private equity offerings and/or debt financings, and/or selling shares under the Company's Open Market Sale Agreement with Jefferies LLC. Management expects that the Company's cash and cash equivalents, deposits and marketable securities as of June 30, 2021 will allow the Company to fund its operating plan through at least the next 12 months from the condensed financial statement issuance date.

The Company is subject to risks and uncertainties as a result of the COVID-19 pandemic.

The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company's business, results of operations and financial condition, including revenues from collaboration arrangements, expenses, reserves and allowances, manufacturing, supply, regulatory approvals, clinical trials, commercial launch of branded and generic product candidates, research and development costs and employee-related amounts, will depend on future developments that are highly uncertain and cannot be predicted. The Company continues to monitor and assess new information related to the COVID-19 pandemic, the actions taken to contain or treat COVID-19, as well as the economic impact on various markets.

Furthermore, the estimation process required to prepare the Company’s consolidated financial statements requires assumptions to be made about future events and conditions and the impact of COVID-19 on its financial results, and while management believes such assumptions are reasonable, they are inherently subjective and uncertain. The Company’s actual results could differ materially from those estimates.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a. Basis of Presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial statements. Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of the Company’s consolidated financial position as of June 30, 2021, the consolidated results of operations and the statements of changes in shareholders' equity for the six month and three month periods ended June 30, 2020 and 2021 and the statements of cash flows for the six month period ended June 30, 2020 and 2021.

The consolidated results for the six month period ended June 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021.

These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2020. The comparative balance sheet at December 31, 2020 has been derived from the audited financial statements at that date but does not include all disclosures required by U.S. GAAP.

b. Loss per share

Basic loss per share is computed on the basis of the net loss for the period divided by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is based upon the weighted average number of ordinary shares and of potential ordinary shares outstanding when dilutive. Potential ordinary shares equivalents include outstanding stock options, restricted shares and warrants, which are included under the treasury stock method when dilutive. The calculation of diluted loss per share does not include 3,437,843 and 3,463,710 options, restricted shares and warrants for the six and three months ended June 30, 2021 and 1,244,731 and 1,197,028 options and restricted shares for the six and the three months ended June 30, 2020, respectively, because the effect would be anti-dilutive.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 3  - MARKETABLE SECURITIES:

The following table sets forth the Company’s marketable securities for the indicated periods:

	December	June 30,
	31, 2020	2021
Level 2 securities:
U.S government and agency bonds	$4,192	$2,716
Canada government bonds	-	-
Other foreign government bonds	2,006	-
Corporate bonds*	15,454	4,114
Total	$21,652	$6,830

* Investments in Corporate bonds rated A or higher.

The Company’s debt securities are classified within Level 2 because it uses quoted market prices or alternative pricing sources and models utilizing market observable inputs to determine their fair value.

The table below sets forth a summary of the changes in the fair value of the Company’s marketable securities for the indicated periods:

	Marketable securities
	For the year ended December 31, 2020	For the Six Months ended June 30, 2021

Balance at beginning of the period	$40,966	$21,652
Additions	32,322	4,065
Sale or maturity	(51,498)	(18,946)
Changes in fair value during the period	(138)	59
Balance at end of the period	$21,652	$6,830

As of June 30, 2021, the Company’s debt securities had the following maturity dates:

Market value
June 30, 2021
Due within one year	6,830

The carrying amount of the cash and cash equivalents, bank deposits, restricted cash, restricted long term deposits, accrued expenses and other liabilities approximates their fair value.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 4 - COLLABORATION AGREEMENTS:

a. In 2007, the Company granted rights to a third party for use and commercialization of a product for skin protection. Under this agreement, the Company is entitled to royalties during the years 2016 to 2024. Based on current sales, royalties are not material.

b. In 2016 through 2021, the Company entered into several collaboration agreements with two third parties for the development, manufacturing and commercialization of several product candidates. Under the agreements, the third parties are obligated to conduct regulatory, scientific, clinical and technical activities necessary to develop the product and prepare and file ANDA, with the FDA and gain regulatory approval. The Company participates in the development of the product candidates, including participation in joint steering committees and is obligated for sourcing the active pharmaceutical ingredient (API) during the development phase.

Upon FDA approval, the third parties have exclusive rights and are required to use diligent efforts to commercialize these products in territories defined under the agreements, including all required sales, marketing and distributing activities associated with the agreements. The Company is entitled to 50% of the third parties’ gross profits related to the sale of these products, as such term is defined in the agreements.

During the six and three months ended June 30, 2021, respectively, the Company recognized revenues from royalties related to sales of two generic products in the U.S. under these agreements in the amount of $1,582 and $904.

The Agreements are considered to be within the scope of ASC 808, as the parties are active participants and exposed to the risks and rewards of the collaborative activity.

The Company recognizes collaboration revenue when the related sales occur.

NOTE 5 - LICENSE AGREEMENTS:

In June 2021, the Company entered into two exclusive license agreements with a third party for the commercialization of two of the Company most advanced investigational drug products (Twyneo® and Epsolay®) in the United States. The Company is entitled to up to $7.5 million per product in upfront payments and regulatory approval milestone payments assuming 2021 approval of each respective product. The Company is also eligible to receive tiered double-digit royalties ranging from mid-teen to high-teen percentage of net sales as well as up to $9 million in sales milestone payments. According to the agreement, the Company has an option to regain commercialization rights five years following first commercialization. Subsequent to June 30, 2021, the Company received $4 million per product of upfront payments, which are refundable if FDA approval for each respective product is not received by December 31, 2021. As to FDA approval, received subsequent to June 30, 2021, with respect to Twyneo® , see note 9.

NOTE 6 - COMMITMENTS:

In June 2021, the Company entered into a new agreement with a third party for the commercialization of a product candidate. According to the agreement the Company shall receive from the third party an upfront payment of $1,250 and additional milestone payments in the future. In connection with the development of the product candidate, the Company is expected to sign an agreement with another third party. Both third parties are expected to sign a manufacture and supply agreement. In case either the development and/or supply agreements will not be executed during the 3rd quarter of 2021, the Company shall be required to refund the third party with the aforementioned upfront payment. In July 2021, the Company received the upfront payment.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 7 – SHARE CAPITAL:

Options grants

During the six months ended June 30, 2021, the Company granted 248,600 options to employees and directors:

i.

In January 2021 and March 2021, the Company granted a total of 20,000 options and 3,600 options, respectively, to several employees to purchase ordinary shares at an exercise price of $10.44 and $9.93 per share, respectively. The options vest over a period of 4 years; one quarter of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date.

ii.

In February 2021, the Company granted a total of 225,000 options to several directors to purchase ordinary shares at an exercise price of $10.02 per share. The options vest over a period of 3 years; one third of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following two years. The options expire on the tenth anniversary of their grant date.

The fair value of options granted in 2021 was $1,061. The underlying data used for computing the fair value of the options are as follows:

2021
Value of one ordinary share	$9.56-$10.44
Dividend yield	0%
Expected volatility	59.52%-70.48%
Risk-free interest rate	0.55%-1.14%
Expected term	3.25-7 years

Ordinary shares

On February 19, 2020, the Company completed an underwritten public offering, in which it issued 2,091,907 ordinary shares and 2,091,907 warrants to purchase up to 1,673,525 ordinary shares, at a public offering price of $11.00 per ordinary shares for total proceeds, net of issuance costs of approximately $21,306. The warrants are exercisable over a six-years period from the date of issuance at a per share exercise price of $14, subject to certain adjustments as defined in the agreement.

In addition and in parallel to the public offering, the Company completed private placement with its controlling shareholder for an additional investment of approximately $5,000 in consideration of 454,628 ordinary shares and 454,628 warrants to purchase up to 363,702 ordinary shares, at the same terms of the underwritten public offering mentioned above.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 8 - RELATED PARTIES:

a. Related parties include the controlling shareholder and companies under his control, the board of directors and the executive officers of the Company.

b. As to the private placement with the controlling shareholder, see note 7.

NOTE 9 – SUBSEQUENT EVENT:

i. On July 27, 2021, the Company announced that the FDA approved the Company’s first proprietary drug product, Twyneo® . The Company expects to receive a regulatory milestone payment in conjunction with this approval under the exclusive license executed in June 2021 related to the commercialization of Twyneo® and retains the option to regain U.S. commercialization rights five years following first commercialization in the U.S. FDA approval of Twyneo®.

ii. In July 2021, the Company received the upfront payment related to a new agreement with a third party for the commercialization of a product candidate, see Note 6.